Reply to the Attention of	Michael T. Shannon
Direct Line	604.893.7638
Direct Fax	604.893.2381
Email Address	michael.shannon@mcmillan.ca
Our File No.	249420
Date	October 29, 2018

Via EDGAR correspondence

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C.

United States of America 20549-4628

Attention: Andi Carpenter and Kevin Vaughn

Dear Sirs/Mesdames:

Re:	Body and Mind, Inc.
Registration Statement on Form 10-12G File No. 000-55940

We are counsel for and write on behalf of Body and Mind, Inc. (the “Company”) in response to the United States Securities and Exchange Commission’s (the “Commission”) letter of September 19, 2018 (the “Second Comment Letter”).

On behalf of the Company we are furnishing to the Commission herewith, via the EDGAR system, an Amendment No. 2 to the Company’s registration statement on Form 10 filed on June 1, 2018 (the “Form 10 Amendment No. 2”).

On behalf of the Company we provide below our item-by-item responses to the comments made in the Commission’s Second Comment Letter. We confirm that the factual information provided herein relating to the Company has been made available to us by the Company. We also confirm that paragraph numbering used for each response herein below corresponds to the paragraph numbering used in the Commission’s Second Comment Letter, and that the page numbering referred to in the Company’s responses corresponds to the page numbering in the Form 10 Amendment No. 2.

Commission Comment:

Registration Statement on Form 10, Filed June 1, 2018

Item 1. Business

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General, page 3

1.    We note your response to prior comment 1. Please revise your risk factor on page 21 to include dilutive effects relating to all potential issuances, including the common shares you may issue pursuant to outstanding share purchase warrants.

Company Response:

The Company has revised the risk factor starting on page 22 in the Form 10 Amendment No. 2 in accordance with the Commission Comment.

Commission Comment:

Risk Factors

We currently have promissory notes outstanding..., page 16

2.    We note that you state in this risk factor that your promissory notes have a maturity date of November 10, 2018, but your disclosure on page 4 says the maturity date is February 14, 2019. Please reconcile this discrepancy.

Company Response:

The Company has revised the disclosure on page 16 in the Form 10 Amendment No. 2 in accordance with the Commission Comment in order to reconcile the discrepancy.

3.    We reissue our prior comment 13. Please provide clear disclosure regarding the business experience of each of your executive officers and directors during the past five years, including in each case their principal occupation and employment, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment was carried on, as required by Item 401(e)(1) of Regulation S-K

Company Response:

The Company has revised the disclosure starting on page 35 in the Form 10 Amendment No. 2 in accordance with the Commission Comment.

Commission Comment:

Certain Relationships and Related Transactions, and Director Independence, page 39

4.    Please revise your disclosure to provide the information required by Item 404(d), which requires disclosure of all transactions with related persons from the beginning of your last fiscal year through the date of effectiveness of your Form 10. Your current disclosure only provides information through 7/31/17. Please ensure that your disclosure discusses the party to each relevant transaction, the type of transaction, and the related person's position(s) or relationship(s) with the entity that is party to the transaction. Please also provide the information required by Item 404(a)(5) for each transaction which resulted in indebtedness.

Company Response:

The Company has revised the disclosure starting on page 42 in the Form 10 Amendment No. 2 in accordance with the Commission Comment.

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Commission Comment:

Consolidated Interim Financial Statements of Body & Mind Inc. Note 3.

Significant Accounting Policies

Inventory, page 54

5.    Please address the following regarding your response to prior comment 25 regarding inventory:

•      We note that the gross margin percentage for the three months ended April 30, 2018 of 27.8% is significantly different than the gross margin percentage for the nine months ended April 30, 2018 of 39.4%. Please tell us the reason for this difference.

Company Response:

The reason for the significant difference in gross margin between the three months ended April 30, 2018 (27.8%) and the nine months ended April 30, 2018 (39.4%) can primarily be attributed to the following:

i.      During the three months ended April 30, 2018, the Company hired additional staff in anticipation of more production with an expanded facility;

ii.    During the nine months ended April 30, 2018 the cost of third party trim purchases increased from approximately USD $700/lb to approximately USD $800/lb;

iii.  During the three months ended April 30, 2018, the Company was undergoing construction on its facility. Due to the dust present during this construction period, some of the Company’s product did not pass testing; and

iv.  During the three months ended April 30, 2018, one of the Company’s testing facilities was shut-down by the State. The Company’s search for a new facility during this period increased its testing costs.

•         Revise your MD&A to discuss the difference in margin, as well as your expectations for gross margin in future periods. Provide quantification of any differences in bases between the inventory acquired in your recent business combination versus inventory purchased from third parties.

Company Response:

The Company has revised the disclosure from pages 24 to 26 in the Form 10 Amendment No. 2 to address the Commission Comment.

•         We noted a similar significant difference between the gross margin percentage for the three months ended September 30, 2017 of 61% is significantly different than the gross margin percentage for the nine months ended September 30, 2017 of 40%. Please tell us the reason for this difference.

Company Response:

The reason for the significant difference in gross profit margin between the three months ended September 30, 2017 (61%) and the nine months ended September 30, 2017 (40%) can primarily be attributed to the following:

1. On July 1, 2017, the Company was authorized and licensed by the State of Nevada to cultivate and produce recreational (adult-use) cannabis products for sale. Prior to July 1, 2017 the Company was authorized and licensed to only cultivate and produce medical cannabis products for sale.

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Commission Comment:

Note 12. Business Acquisition, page 64

1.    In response to prior comment 28, you disclose on page 55 that the brands and licenses acquired as part of your acquisition of Nevada Medical Group LLC have indefinite lives and therefore are not amortized. Please address the following:

•      Tell us how you considered the guidance of ASC 350-30-35-3 in your determination that your brands have an indefinite life. Further consider the examples in ASC 350- 30-55.

Company Response:

The Company considered ASC 350-30-35-3 – indefinite lives, brands and licenses as follows:

The approximation of the useful life of an intangible asset to organization should be as per examination of all relevant components, in specific, all following factors:

•         The predicted use of the asset by organization,

•         The predicted life which is useful of another asset or group of assets to which useful life of the intangible asset is linked,

•         Any legal, administrative or constitutional provisions may limit the useful life. The cash flows and useful lives of intangible assets which are dependent on legal rights are restricted by the term of all those legal rights,

•         The entity’s experience in renewing or extending similar arrangements that are consistent with the intended use of the asset by the entity, regardless of whether those arrangements have explicit renewal or extension provisions

•         If the entity doesn’t have experience with renewals or extensions, the assumptions that market participants would use about renewals or extensions that would result in the highest and best use of the asset, adjusted for entity-specific factors

•         The effects of obsolescence, demand, competition and other economic factors (e.g., stability of the industry, technological advances, legislative action that results in an uncertain or changing regulatory environment, expected changes in distribution channels)

•         The level of maintenance expenditures required to obtain the expected future cash flows from the asset (e.g., a material level of required maintenance in relation to the carrying amount of the asset that suggests the asset has a very limited useful life)

BAM conclusion: The Company concluded that our brands and licenses have indefinite lives and therefore are not amortized due to the following significant factors:

i.            The costs associated with maintaining the licenses is relative immaterial to the Company. The Company has a history over the last couple of years of renewing their licenses;

ii.            the State of Nevada and State of Ohio currently have limited the number of licenses allowable within their respective states creating an increased demand and increase value for these licenses; and

iii.            the licenses contribute cash flows indefinitely and other than renewing the licenses, there are no legal, administrative or constitutional provisions limiting the useful life of the licenses

The Company used the following examples in their review:

ASC 350-30-55 – examples:

Example that seemed applicable was:

Illustration 2–1: Determining the useful life of an intangible asset — indefinite life

Company A manufactures and distributes men’s and women’s sportswear. In 20X2, Company A acquired Company B, a competitor that owned a prominent women’s sportswear line under Brand W. The brand name has no limit on its legal life, and Company A intends to market and distribute women’s sportswear products under the Brand W name indefinitely. Future cash flow projections support the assertion that products sold under Brand W’s name will generate cash flows for Company A for an indefinite period of time.

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Analysis:

Company A would recognize an intangible asset for the acquisition-date fair value of Brand W. Since Brand W is expected to contribute to cash flows indefinitely and there are no associated costs of renewal, it would be considered to have an indefinite useful life. Accordingly, Brand W would not be amortized unless its useful life is determined to no longer be indefinite. Rather, it would be tested for impairment annually, or more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired.

BAM conclusion: expected cash flows are indefinite and their renewal costs are relatively immaterial, therefore follows the example above.

•         As part of your response, tell us the acquired brand names for which you recorded an intangible asset, the length of time they have been in use, how you evaluated the degree to which they are well known, and the stability of the market for the branded products.

Company Response:

The Company’s brand name is ‘BaM Body and Mind’. The Company trademarked the name on Jan 26, 2016 with the State of Nevada. The trademark cost USD $100 and expires in 5 years from the date of filing. The brand name, BaM Body and Mind has been active since filing the trademark. The Company has seen the brand name in the state of Nevada grow by the Company’s ability to sell its products in approximately 70 dispensaries in the state. The cannabis market in the State of Nevada is a relatively new market. The recreational cannabis (Adult-Use) market just opened up in July 2017 so the market is undergoing changes, most of which benefits the Company’s brand. The Company has a 30% ownership interest in a company which was recently awarded licenses in the State of Ohio. Branding in Ohio has not occurred to date.

•         Tell us how you considered the guidance of ASC 350-30-35-3 in your determination that acquired licenses have an indefinite life. Further consider the examples in ASC 350-30-55.

Company Response:

Please see the Company’s response above dealing with ASC 350-30-35-3.

•         As part of your response, tell us the licenses for which you recorded an intangible asset, the renewal periods and costs, the length of time they have been in use, how you evaluated the cash flows derived from each license, and the stability of the market for the products sold under the respective licenses.

Company Response:

i.	State of Nevada Marijuana Cultivation Facility License – Renewal date on or before June 30, 2019, Renewal Cost of USD $1,000 and has been in use since November 2014.

ii.	State of Nevada Marijuana Product Manufacturing License – Renewal date on or before June 30, 2019, Renewal Cost of USD $1,000 and has been in use since November 2014.

iii.	State of Nevada Business Licenses - Renewal date on or before March 31, 2019 – Renewal Cost USD $350

iv.	Clark County Limited Business License Medical Cultivation/Production – Renewal date on or before December 31, 2018, Renewal Cost of USD $150

v.	City of Las Vegas Business License – Medical Marijuana Cultivation Facility License - Renewal date on or before January 1, 2019, Renewal Cost of USD $150

vi.	City of Las Vegas Business License – Medical Marijuana Production Facility License - Renewal date on or before January 1, 2019, Renewal Cost of USD $150

vii.	The legalized cannabis market is a relatively new market and the Company is at a relatively early stage of earning revenues. The growth in the cannabis sector for each license has significantly grown over time and we believe will continue to grow for the foreseeable future.

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•            Tell us the dates as of which you evaluated the brand name and license intangible assets for impairment pursuant to ASC 350-30-35-18, in light of the significant operating losses incurred.

Company Response:

The dates the Company evaluates the brand name and license intangible assets for impairment pursuant to ASC 350-30-35-18 shall be assessed on an annual impairment basis, or more often if there is change in event or situation which shows that the asset might be impaired. The Company acquired and assessed the impairment of the intangible assets in November 2017 and will continue to assess the impairment of the assets for annual periods ending July 31. While the Company has incurred significant losses to date, a significant amount of those losses related to non-cash expenses, such as stock-based compensation and accretion expense, and also includes significant one-time exchange listing related expenses.

•            Tell us the unit of account used for such testing and how you determined the unit of account based on ASC 350-30-35-21 through 35-28.

Company Response:

ASC 350-30-35 provides guidance about when it is appropriate to combine into a single “unit of accounting” for impairment testing purposes.  The assets may be combined into a single unit of accounting for impairment testing if they are operated as a single asset and, as such, are inseparable from one another.

The following are indicators that indefinite-lived intangibles are to be combined as a single unit of accounting (ASC 350-30-25-23):

a.       The intangibles will be used together to construct or enhance a single asset.

b.       If the intangibles had been part of the same acquisition, they would have been recorded as a single asset.

c.        The intangibles, as a group, represent “the highest and best use of the asset” (e.g., they could probably realize a higher sales price if sold together than if they were sold separately).

d.       The marketing or branding strategy of the entity treats the assets as being complementary (e.g., a trademark and its related trade name, formulas, recipes, and patented or unpatented technology can all be complementary to an entity’s brand name).

The Company’s has combined its’ brand name, cultivation license and production license together as a single asset in forming products for sale to the market.

•               Provide us with the outcome of such impairment testing.

Company Response:

ASC provides entities with the option to first assess qualitatively whether it is more likely than not (more than 50%) that the asset is impaired.  Significant operating losses was not a clear indication of impairment (since the losses included some significant non-recurring/non-cash items).  During the relatively short-time period of having ownership of these intangible assets, we did not identify any qualitative factors leading to impairment analysis to date, i.e. it’s the same team at NMG running the business.  However, the Company will assess for impairment at least on an annual basis, if not sooner should an event suggest impairment of the assets during the year, and would be tested as part of our year-end procedures for years ended at July 31.

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Commission Comment

Consolidated Annual Financial Statements of Body & Mind Inc. Note 6.

Loans Payable, page 80

7.       We note your response to prior comment 34 regarding your classification of the forgiveness of loans to certain related parties, including to officers and shareholders, as a gain. You cite the fact that some loan amounts were forgiven by unrelated third parties as the basis for treating all loans forgiven as gains. However, on page 80 you disclose the $4,138 loan to a third party vendor was paid by a former director and which was subsequently forgiven by the former director. This transaction exemplifies the differing motivations and inherent interests between the former director and the third party vendor that warrants different accounting treatment. Further, the vast majority of the amounts forgiven during the two year period were payable to related parties such that the amounts forgiven by third party vendors does not appear to be determinative for the accounting of all loans forgiven. Please revise to account for the loans forgiven by related parties as capital transactions.

Company Response:

The Company has re-stated its July 31, 2017 annual audited statements with 2016 comparatives in the Form 10 Amendment No. 2 whereby $10,091 of the original forgiveness of debt expensed in fiscal 2017 has now been capitalized and $51,963 of the original forgiveness of debt has now been expensed in fiscal 2017. In fiscal 2016, the entire balance of $651,053 which was originally expensed as forgiveness of debt has now been capitalized. The capitalized amounts have been recognized as a capital transaction and credited directly to additional paid-in capital.

Commission Comment

Pro Forma Condensed Financial Statements

Pro Forma Condensed Income Statement for the Nine Months Ended April 30, 2018, page 109

8.       The second column presents the 10 months of activity for the period ended April 30, 2018 for Nevada Medical Group LLC. However, the length of the interim period for the target company should be the same as the length of the interim period for the acquirer, which in this case is nine months. Please revise your presentation here as well as on page 115 accordingly.

Company Response:

The Company has revised its Pro Forma Condensed Financial Statements so that the length of the interim period for the target company is the same as the length of the interim period for the acquirer, which in our case is nine months. The Company has updated page 115.

Commission Comment

General

9.       We note that your Form 10 became effective on July 31, 2018. Pursuant to Rule 13a- 13, you were required to file a Form 10-Q for the quarter ended April 30, 2018, which is the quarter following the most recent period included in your registration statement at effectiveness, within 45 days following effectiveness. Please file your Form 10-Q promptly.

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Company Response:

The Company has filed its Form 10-Q for the interim period ended April 30, 2018.

On behalf of the Company we sincerely hope and trust that each of the foregoing are clear and satisfactory in this matter and truly responsive to the Commission’s Comment Letter, which the Company has found helpful; however, should the Commission have any further comments or questions arising from any of the same please do not hesitate to contact the writer at (604) 893-7638 at any time.

On behalf of the Company we thank the Commission for its prompt attention to and ongoing cooperation in this matter, and we remain,

Yours truly,

/s/ Michael Shannon

Michael T. Shannon

MTS/md

SDFSD